Nature's Call Brands Inc.
                         2625 Butterfield Rd. Ste. 138S
                               Oak Brook, IL 60523
                              Phone: (630) 574-0226
                               Fax: (630)574-0271


February 26, 2010

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention: Mrs.Catherine T.Brown

Dear Sirs/Mesdames:

Re: Nature's Call Brands Inc. - Registration Statement on Form S-1
    Request for Acceleration - File No. 333-163077
    ----------------------------------------------
In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on Tuesday March 2, 2010, at 2:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

  1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

  2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

  3. we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Andrian Burenta
-------------------
Andrian Burenta, President